Business Model

Worldwide Expansion


Bellingham Showcase
+10 Plug & Play
+2 Plus Aquaculture
+50 Plug & Play
+10 Plus Aquaculture
+250 Plug & Play
+50 Plus Aquaculture
+1250 Plug & Play
+250 Plus Aquaculture
Year 1
Year 2
Year 3
Year 4
Year 5

Assumptions	Plug & Play	Plus Aquaculture
Business & Engineering Plan *(Initial Contract)*	$15,000	$75,000
Design-Build Size *(Average Size)*	$1,500,000	$7,500,000
HeartFoods 7.5% Profit *(Per Farm)*	$112,000	$560,000
Products & Support *(Additives & Farm Operations)*	$1,500/month	$7,500/month
Expenses: General & Admin. *(Increases Over Time)*	$45,000/month	


$1 Billion
$600 Million
$400 Million
$200 Million
$0
Start Up Funding $2 Million
$3.6 Million
$23 Million
$130 Million
$650 Million
Year 1
Build Bellingham Showcase
Year 2
Year 3
Year 4
Year 5

Projected Cumulative Profit

5x Business Expansion Each Year

HEARTFOODS™

*Forward looking projections are not guaranteed.